February 17, 2015

Lyn Shenk

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:      Sonic Corp.

            File Number:  000-18859

            Form 10-K for the Year Ended August 31, 2014

Dear Mr. Shenk:

The purpose of this letter is to provide the detailed response of Sonic Corp. to the comments set forth in your letter dated February 5, 2015.  For your convenience, your comments have been reproduced in their entirety followed by our responses.  We understand the purpose of your review process is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosures in our filing.  In providing our response to your comments, we acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended August 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Accounting for Long Lived Assets, page 28

1.We note that you assess the recoverability of goodwill at least annually and more frequently if events or changes in circumstances occur indicating that the carrying amount of goodwill may not be recoverable or as a result of allocating goodwill to Company Drive-Ins that are sold. It appears from the table on page 21 that you sold at least 7 Drive-Ins to franchisees during the year. However, from the goodwill roll forward on page F-13 there is no change in goodwill, which appears to indicate that no goodwill was allocated to the Drive-Ins that were sold during the year. Please clarify your accounting policy regarding the allocation of goodwill to Drive-Ins sold to franchisees during the year and revise your critical accounting policy accordingly.

Response:

When we sell Company drive-ins to franchisees,  our policy is to allocate goodwill from the appropriate reporting unit to the sold drive-ins in determining the gain or loss on disposition.  The allocation of goodwill is based on the relative fair value of the disposal group and the portion of the reporting unit that was retained.

In the case of the seven drive-ins sold in one transaction during fiscal year 2014, their combined trailing twelve month cash flows were negative.  Accordingly, the selling price of approximately $140,000 for the drive-ins was based on the value of the tangible assets sold, and the Company recorded a small loss on the transaction.  No goodwill was allocated to the sold drive-ins based on the insignificance of the selling price relative to the fair value of the reporting unit.  We will include disclosure similar to the above paragraph in future filings to clarify our accounting policy regarding the allocation of goodwill on Company drive-ins sold to franchisees.

2.We note that during 2014 you changed your segment reporting from two segments, Company Drive-Ins and Franchise Operations, to one reportable segment, and that this change was as a result of “…changes in the management structure and the manner in which Sonic manages the business that were effective for fiscal year 2014”. Please tell us in further detail how you determined operating and reporting segments in prior periods and the ways this analysis was altered by the management changes cited in your document. Your response should include in-depth discussion of the specific changes in management leading to this change in reporting.

Response:

The chief operating decision maker of Sonic has been and continues to be the Company’s Chief Executive Officer (CEO).  In prior years, the CEO’s management team was structured with a segment manager over Company drive-ins and a segment manager over franchise operations.  During fiscal year 2013, there were significant management changes that began a transition towards managing Sonic on a system-wide basis and along functional lines rather than business segments.  In 2013, the president of the Company’s franchise operations left the Company.  At that time, the CEO decided to restructure his management team to focus on Sonic’s entire system of drive-ins rather than on teams that were focused separately on Company-owned versus franchise drive-ins.  Consequently, the CEO promoted the leader of the Company-owned drive-ins to Chief Restaurant Operations Officer (CRO).  After the promotion, the CRO had responsibility for managing and improving operations for the entire Sonic system, not just Company-owned locations.  The CEO also increased the responsibilities of the Chief Financial Officer (CFO) by assigning responsibility over purchasing and supply chain management for the entire Sonic system.  Thirdly, the CEO hired a new Chief Development and Strategy Officer (CDO) to oversee strategy and development for the entire Sonic system.  As a result of these changes, by the beginning of fiscal year 2014, focus had shifted from managing Company drive-ins separately from franchise operations to a focus on the entire Sonic system in key areas such as:

•	Brand marketing
•	Brand strategy
•	New drive-in development

•	Purchasing and supply chain
•	Food safety and quality assurance
•	Operations training
•	Information systems
•	Overall sales and profitability targets for all drive-ins

Further, the CEO does not review the Company’s operating results of franchise drive-ins for purposes of allocating resources to the franchise operations or for purposes of assessing its performance.  The only discrete Company financial information that is available for the Company’s franchise operations is the franchising revenues the Company earns from franchisees.  Franchise operating results below franchise revenues are not generated or used within the Company. Overall franchise drive-in revenue and operating profits are combined with Company drive-in revenue and operating profits to analyze average revenue and operating profit per drive-in for the entire Sonic system.  The Company does not have a segment manager for the Company’s franchise operations and does not have operating results of the Company’s franchise operations available for review.  Average revenue and operating profit per drive-in are not reviewed separately for franchisees.

The CRO role was created to be responsible for all Company-owned drive-in operations, and to play a key role in franchise relations.  The CDO position was created to be responsible for identifying and approving sites for new store construction of both Company-owned and franchise drive-ins and for providing construction support for all drive-ins across the system.  In addition, the Company does not compensate any employee solely based on franchise revenues or operations.  In fact, all of the CEO’s direct reports receive incentive compensation based solely on earnings per share targets for the entire Company.  Finally, the allocation of resources to functions is determined through the budgeting process in which the various strategies to grow and enhance the Sonic system are evaluated and approved by the CEO.  Resource allocation is made on a functional level to improve the Sonic brand and overall performance of the Sonic system.

In summary, because there is no segment manager over franchise operations and no operational results are available for franchise operations,  management has concluded that franchise operations is not a reporting unit and, consequently, the Company has only one reporting unit.

If you have any additional questions, feel free to contact me via phone at 405-225-4800 or e-mail at svaughan@sonicdrivein.com.

Sincerely,

/s/ Stephen C. Vaughan

Stephen C. Vaughan

Executive Vice President and Chief Financial Officer

cc:	Aamira Chaudhry
Amy Geddes